UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



  For the fiscal year ended December 31, 2000 Commission File Number 001-09120

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                  80 PARK PLAZA
                            NEWARK, NEW JERSEY 07102
                         MAILING ADDRESS: P.O. Box 1171
                          NEWARK, NEW JERSEY 07101-1171


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                   See page 2.

Stable Value Fund                     UBS AG
PRIMCO CAPITAL MANAGEMENT             677 WASHINGTON BOULEVARD, 6TH FLOOR
400 WEST MARKET STREET, SUITE 3300    STAMFORD, CT  06901
LOUISVILLE, KENTUCKY 40202
                                      STATE STREET BANK AND TRUST COMPANY
THE CHASE MANHATTAN BANK              225 FRANKLIN STREET, M9
270 PARK AVENUE, 6TH FLOOR            BOSTON, MASSACHUSSETTS 02110-2804
NEW YORK, NEW YORK 10017
                                      PRUDENTIAL SECURITIES, INC.
J.P. MORGAN                           GUARANTEED PRODUCTS
60 WALL STREET                        71 HANOVER ROAD
NEW YORK, NEW YORK 10260-0060         FLORHAM PARK, NJ  07932-1597

METROPOLITAN LIFE INSURANCE           Enterprise Common Stock Fund and ESOP Fund
COMPANY                               PUBLIC SERVICE ENTERPRISE GROUP
ONE MADISON AVENUE                    INCORPORATED
NEW YORK, NEW YORK 10010-3690         80 PARK PLAZA
                                      NEWARK, NEW JERSEY 07101-1171
ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE PLAZA WEST                   Large Company Stock Index Fund
3100 SANDERS ROAD, SUITE M2           THE VANGUARD GROUP
NORTHBROOK, ILLINOIS 60062-7154       INSTITUTIONAL DIVISION
                                      P.O. BOX 2900
NEW YORK LIFE INSURANCE COMPANY       VALLEY FORGE, PENNSYLVANIA 19482
260 CHERRY HILL ROAD
PARSIPPANY, NEW JERSEY 07054-0422     Diversified Bond Fund
                                      BLACKROCK FINANCIAL MANAGEMENT, INC.
BANK OF AMERICA                       345 PARK AVENUE
P.O. BOX 37003                        NEW YORK, NEW YORK 10154
MAIL CODE: CA5-701-05-31
SAN FRANCISCO, CA  94137              International Stock Fund
                                      T. ROWE PRICE INC.
CAISSE des DEPOTS                     100 EAST PRATT STREET
9 WEST 57th STREET, 36TH FLOOR        BALTIMORE, MARYLAND 02120
NEW YORK, NEW YORK 10019
                                      Mid Size Company Stock Fund
DFP, INC.                             PUTNAM INVESTMENTS
400 WEST MARKET STREET                P.O. BOX 41203
P.O. BOX 32830                        PROVIDENCE, RHODE ISLAND 02940
LOUISVILLE, KY  40232
                                      Small Company Stock Fund
JOHN HANCOCK MUTUAL LIFE              MILLER ANDERSON & SHERRERD, LLP
INSURANCE COMPANY                     ONE TOWER BRIDGE
JOHN HANCOCK PLACE, 27th FLOOR        WEST CONSHOHOCKEN, PENNSLYVANIA 19428
P.O. BOX 111
BOSTON, MASSACHUSSETTS 02117          Schwab Personal Choice Retirement
                                      Account Fund
                                      Charles Schwab & Co., Inc.
                                      4722 NORTH 24TH STREET, SUITE 300
                                      PHOENIX, ARIZONA 85016

                                     INDEX

                                                                           PAGE
                                                                           ----
 INDEPENDENT AUDITORS' REPORT                                               4

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
     AS OF DECEMBER 31, 2000 AND 1999                                       5

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
     FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999                         6

 NOTES TO FINANCIAL STATEMENTS                                              7

 SIGNATURES                                                                21

 EXHIBIT INDEX                                                             22

                          INDEPENDENT AUDITORS' REPORT




 Employee Benefits Committee of
 Public Service Enterprise Group Incorporated:


 We have audited the accompanying statements of net assets available for benefits of the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


 DELOITTE & TOUCHE LLP
 Parsippany, New Jersey
 June 15, 2001




                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                       As of December 31,
                                                                          -------------------------------------------
                                                                                  2000                     1999
                                                                          -----------------         -----------------
 ASSETS
 Investments, at fair value
     Plan interest in Master Employee Benefit Plan Trust                       $707,641,377              $675,317,704
     Receivables-Interest and Dividends                                              11,811                   239,768
                                                                          -----------------         -----------------
         Total Assets                                                           707,653,188               675,557,472
                                                                          -----------------         -----------------


 LIABILITIES
 Acounts Payable                                                                    403,361                   412,457
                                                                         ------------------         -----------------
         Total Liabilities                                                          403,361                   412,457
                                                                         ------------------         -----------------
         Net Assets Available for Benefits                                     $707,249,827              $675,145,015
                                                                         ==================         =================


 See Notes to Financial Statements.



                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS




                                                                              For the Year Ended December 31,
                                                                       -----------------------------------------------
                                                                               2000                      1999
                                                                       ------------------        -----------------
 ADDITIONS
 Participant Deposits                                                         $41,368,197              $34,231,928
 Employer Contributions                                                         9,308,829                8,009,322
                                                                       ------------------        -----------------
         Total Deposits and Contributions                                      50,677,026               42,241,250

 Conversions                                                                   10,002,058                       --
 Plan Interest in Master Employee Benefit Trust
    Investment Income                                                          18,072,508               17,875,371
 Net Appreciation (Depreciation) in Market Value
    of Investments                                                             (7,402,384)              66,031,798
                                                                       ------------------        -----------------
         Total Additions                                                       71,349,208              126,148,419
                                                                       ------------------        -----------------


 DEDUCTIONS
 Withdrawals                                                                   42,860,128               38,624,120
 Administrative Expenses                                                          915,692                  992,422
 Transfers from Employee Savings Plan--net                                     (4,531,424)              (3,615,054)
                                                                       ------------------        -----------------
         Total Deductions                                                      39,244,396               36,001,488
                                                                       ------------------        -----------------

 INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                 32,104,812               90,146,931
                                                                       ------------------        -----------------
 NET ASSETS AVAILABLE FOR BENEFITS-BEGINNING OF YEAR                          675,145,015              584,998,084

 NET ASSETS AVAILABLE FOR BENEFITS-END OF YEAR                               $707,249,827             $675,145,015
                                                                       ==================         ================

 See Notes to Financial Statements.

 ===============================================================================
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
 ===============================================================================
                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

 1. SUMMARY OF THE PLAN

 The Public Service Enterprise Group Incorporated Employee Thrift and Tax-Deferred Savings Plan (the "Plan") was adopted as a tax qualified profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "IRC") and a qualified cash or deferred arrangement under IRC
 Section 401(k) to encourage thrift and savings by eligible employees (Eligible Employees). Deutsche Bank is the Trustee of the Master Trust established pursuant to the Plan. Hewitt Associates is the Record Keeper for the Plan. The Plan was last amended effective December 13, 1999, at which time primary sponsorship of the Plan was changed from Public Service Electric & Gas Company (PSE&G) to its parent corporation, Public Service Enterprise Group Incorporated ("Company"). As a result, the Plan was renamed the Public Service Enterprise Group Incorporated Thrift and Tax-Deferred Savings Plan and the Master Trust was amended to become the Public Service Enterprise Group Incorporated Master Employee Benefits Plan Trust. In addition, Plan amendments were made for various administrative and wording changes, including changes in the definitions of Compensation, Employee, Eligible Employee Years of Service and Hours of Service and to add additional investment options under the plan, including the Schwab Personal Choice Retirement Account (PCRA) Fund. The following description of the plan provides only general information. For a complete description of the Plan, see the Plan Agreement.

 An employee may participate in the Plan from the date of hire. Matching Company contributions begin when an employee has completed one Year of Service as defined by the Plan. The Company also maintains an Employee Savings Plan (Savings Plan) to provide for its represented employees. At the time any employee who is a Participant in the Savings Plan becomes an Eligible Employee for the Plan, that employee will automatically be enrolled in the Plan, all balances in the Savings Plan will be transferred to the Plan and all contributions and investment elections in effect for the Savings Plan will remain in effect. Participation in the Plan is entirely voluntary. Eligible Employees are those employees not covered by a collective bargaining agreement of the Company or any affiliate of the Company (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Company's Employee Benefits Committee (Committee), the Plan Administrator.

 Deposits and Contributions

 Under the Plan, each participating Employee (Participant) may elect to make basic deposits to Investment Funds of such Participant's choosing within the Thrift Account Fund of 1% - 8% of his/her compensation (Basic Deposits), and his/her respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). Employer Contributions with respect to Basic Deposits in excess of 6% and up to 8% of Compensation are made in shares of the Company's Common Stock, and are not available for transfer to any other Investment Fund or withdrawal from the Plan prior to the Participant's termination of employment. In addition, a Participant may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 17% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution.

 Participants  may  designate  such  Basic  and/or   Supplemental   Deposits  as
 Nondeferred   (post-income  tax  contributions)  or  Deferred  (pre-income  tax contributions).

 Each Participant may, within any Plan Year, make Additional Lump Sum Deposits on a Nondeferred basis in minimum amounts of $250 and in such total amounts which, when aggregated with such Participant's Basic Deposits and Supplemental Deposits, do not exceed 25% of his or her Compensation for that Plan Year and subject to the limitations of the IRC.

 The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than or equal to 25% of Compensation to meet requirements of the IRC. The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. All Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits and will result in taxable income to the affected Participants. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively. Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time, subject to certain penalties and restrictions.

 Thrift Account Deposits are made through payroll deductions by the Participant's Employer, rollover contributions from other qualified plans and Additional Lump Sum Deposits. Deposits by Participants and contributions by their respective Employers are transferred to the Trustee and separately held in the Plan's Thrift Account Fund of the Master Trust Fund for investment and other transactions, as directed by Participants. Each Participant is entitled to choose the Investment Funds in which his/her Deposits and Employer Contributions will be invested from among the Investment Funds offered under the Plan, except for Employer Contributions with respect to Basic Deposits in excess of 6%, which are invested in the Enterprise Common Stock Fund.

 Dividends, interest and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Investment Fund.

 All Deposits and Employer Contributions in the Stable Value Fund are invested in either traditional Guaranteed Investment Contracts issued by insurance companies or other financial intermediaries (Traditional GICs) or Benefit Responsive Agreements (Synthetic GICs) which are similar to Traditional GICs in terms of their ability to preserve principal and provide a stable rate of return. Synthetic GICs are different in that they are backed or secured by a separate portfolio of high-quality fixed income securities that are directly owned by the Plan. The portfolio is wrapped by a "book value wrapper", usually a financial institution other than the investment manager of the Synthetic GIC, which provides a crediting rate and which guarantees that benefit repayments will be made at book value. Deposits and Employer Contributions earn interest at the composite rate of all GICs in which the assets of the Stable Value Fund are then invested. Such rate varies as such Traditional and Synthetic GICs mature or are entered into, and as Deposits and Employer Contributions are made to and withdrawn from such contracts. Under the contracts in effect during 2000, the composite rate of interest earned by such assets so invested was not less than 6.02%.

 ESOP Fund Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Enterprise Common Stock held for their ESOP Fund.

 Loan Provisions

 The Trustee may, subject to the approval of the Director of Performance and Rewards of PSEG Services Corporation, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Fund, but no more than the aggregate value of such Participant's Thrift Account or $50,000, whichever is less. However, no amounts may be loaned directly from any ESOP Account, from any portion of the Enterprise Common Stock Fund attributable to Employer Contributions made in shares of stock, from any portion of a Participant's Savings Account attributable to transfers from the Cash Balance Plan or from assets held in the Schwab PCRA Fund. Any Participant loan must be for a principal amount of $1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments over a period of 12 to 60 months as selected by the Participant. However, a Participant may prepay any such loan in full or in part in a lump sum in accordance with such rules as are prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

 Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration the then-current interest rates being charged by other lenders. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During 2000 and 1999, the ratio of interest on loans granted to Participants fluctuated between 8.5% to 9.5% and 7.75% to 8.25%, respectively.

 Repayments of the principal amount of the loan are credited to each such sub-account and repayments of principal along with any accrued interest thereon are invested in the Thrift Account Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions.

 Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

   (a) Deferred Deposits

   (b) Unmatured Vested Employer Contributions

   (c) Matured Vested Employer Contributions

   (d) Rollover Contributions

   (e) Unmatured Post-1986 Nondeferred Deposits

   (f) Matured Post-1986 Nondeferred Deposits

   (g) Pre-1987 Nondeferred Deposits

 Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Master Trust Fund to the extent of the loan and accrued interest thereon.

 Vesting

 Prior to January 1, 2000, Employer Contributions to a Participant's Thrift Account vested upon a Participant's completion of five years of service with the Employer or when a Participant reaches the age of 65, is disabled, laid off or dies. A Participant who was formerly a participant in the U.S. Energy Partners 401 (K) Plan (which was merged into the Plan in 1996), was vested in the value of his or her U.S. Energy Partners Employer Contribution Sub-account according to the following schedule:

     Years of Service          Vested Percentage
     ----------------          -----------------
     Less than one                     0%
     One                              20%
     Two                              40%
     Three                            60%
     Four                             80%
     Five or More                    100%

 All amounts credited to a Participant's ESOP Fund are fully vested. Effective January 1, 2000, the Plan was amended to provide 100% immediate vesting of Employer Contributions for all Participants.

 Holding Account

 The Holding Account is a vehicle to record the transactions either from one Investment Fund to another Investment Fund or from an Investment Fund to an outside source. Daily balances which remain in the Holding Account are temporarily invested in short-term, liquid investments by the Trustee until disbursement. Activity within the Holding Account includes inflows and outflows of cash related to Investment Fund transfers, Deposits, Employer Contributions, withdrawals, receipts of dividends and interest, expenses incurred in connection with the administration of the Plan, benefit payments and loan transactions.

 Penalties Upon Withdrawal

 If a Participant withdraws vested Employer Contributions and/or Deposits before they have been in the Plan for twenty-four months, such Participant will lose the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Nondeferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan's Record Keeper. Nondeferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC
 (hardship withdrawals). Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

 Rights Upon Termination

 The Company expects and intends to continue the Plan indefinitely, but has reserved the right to amend, suspend or terminate the Plan at any time. In the event of termination of the Plan, the net assets of the Plan would be distributed to the Participants based on the balances in their individual accounts at the date of termination.

 2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

 The financial statements of the Plan have been prepared on the accrual basis in accordance with generally accepted accounting principles.

 Use of Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Recent Accounting Pronouncements

 In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which was later amended by SFAS No. 138. Among other provisions, it requires that entities, including employee benefit plans, recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting treatment. Effective January 1, 2001, the Plan adopted this statement. Upon adoption, SFAS No. 133 had no impact on the Plan's financial position or results of operations.

 Valuation of Investments

 The value of all of the Plan's Investments in the various Funds are based upon quoted market values, except for the Stable Value Fund, which is based on the contract value of all GICs in which the assets of the Stable Value Fund are invested, which approximates fair value. Temporary investments are valued at cost, which approximates fair market value. Securities transactions are accounted for on the trade date.

 The Plan's financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), as permitted by applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan Year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and end of the Plan Year.

 Expenses of Plan

 All expenses incurred for the administration of the Plan, including taxes and brokerage costs, are deducted from the Master Trust Fund.

 The assets of the Enterprise Common Stock Fund and the ESOP Fund are invested in shares of the Company's Common Stock. Shares of the Company's Common Stock required for the Enterprise Common Stock Fund are purchased by the Trustee either directly from the Company at its sole discretion, on the open market through a broker or from the ESOP Fund. In situations where the ESOP Fund is in a "sell" position and the Enterprise Common Stock Fund is in a "buy" position, the Enterprise Common Stock Fund will buy from the ESOP Fund at the closing price on the New York Stock Exchange for that day. In such case, no brokerage commissions are charged on the transaction. Otherwise, all shares sold for the Enterprise Common Stock Fund and the ESOP Fund are sold by the Trustee on the open market through a broker. The proceeds, net of brokerage commissions and transfer taxes, are distributed to the Participant.

 Interfund Transfers -- ESOP Fund to Thrift Account

 Participants are permitted to transfer all, but not less than all, of the shares of the Company's Common Stock from their ESOP Funds to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of the Company's Common Stock held in the ESOP Fund and invest the proceeds in the Thrift Account Investment Funds designated by the Participant. The cash value of each share of the Company's Common Stock transferred will be equal to the price per share of the Company's Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

 Conversions

 During the year 2000, The Thrift and Tax Deferred Savings Plan converted net assets from the savings plans of two acquired companies, Fluidics Inc, and Arden Engineering Constructors, Inc. in the amount of $7,632,173 with a participant count of 83 and $2,369,885, with a participant count of 48 respectively.

 3. INVESTMENTS

 The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000:

                                                                    2000           1999
                                                                ------------   --------------
 Primco Stable Value Fund                                       $219,628,251    $183,240,270
 Common Stock of Public Service Enterprise Group Incorporated     98,166,975      72,392,323
 Vanguard Institutional Index Fund                               167,205,487     194,554,256
 Putnam Vista Mutual Fund                                         83,834,454      66,586,949
 T. Rowe Price International Mutual Fund                          41,506,794      44,560,991


 The financial statements of the Plan include the following:

 A. Thrift Account Investment Funds

     (1) On March 31, 1998, the assets of the Stable Value Fund were merged, for investment purposes, with the Stable Value Fund assets of the Savings Plan. The assets of the Stable Value Fund are invested in Traditional GICs or Synthetic GICs. All contract values approximate fair values. As of December 31, 2000, the Plan's interest in the following GICs was approximately 62%.

     (a) At December 31, 2000, the following Traditional GICs were continuing in effect:

          (i) A two-year contract with Metropolitan Life Insurance Company, expiring December 10, 2001, with an effective interest rate of 6.95% and a contract value of $10,696,969;

          (ii) A three-year contract with New York Life Insurance Company, expiring April 30, 2001, with an effective interest rate of 7.07% and a contract value of $6,897,844; and

          (iii)A five-year contract with Prudential Life Insurance, expiring November 11, 2001, with an effective interest rate of 6.99% and a contract value of $5,023,192.

     (b)  Also  at  December  31,  2000,  the  following   Synthetic  GICs  were
          continuing in effect:

          (i) An open-ended contract with J.P. Morgan as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 7.13% and a contract value of $54,144,548;

          (ii) An open-ended contract with Bank of America as the book value wrapper and Pacific Investment Management Company managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 7.15% and a contract value of $18,057,990;

          (iii)An open-ended contract with The Chase Manhattan Bank as the book value wrapper and Seix Investment Advisors managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 7.19% and a contract value of $40,183,483;

          (iv) An open-ended contract with Allstate Life Insurance Company as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 5.65% and a contract value of $52,409,601;

          (v) An open-ended contract with State Street Bank and Trust Company as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 5.72% and a contract value of $55,627,082;

          (vi) A pooled separate account expiring May 1, 2007 with John Hancock Mutual Life Insurance Company as the book value wrapper and managing underlying portfolio providing an effective crediting rate as of December 31, 2000 of 5.75% and a contract value of $9,115,021;

          (vii)An open-ended contract with DFP, Inc as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 5.83% and a contract value of $36,011,457;

          (viii) Two five-year floating-rate contracts with Caisse des Depots, expiring November 26, 2002, effective crediting rate on each contract as of December 31, 2000 of 5.77%, contract values of $4,022,132 and $2,011,065;

          (ix) Two five-year floating-rate contracts with Caisse des Depots, expiring December 12, 2002, effective crediting rate on each contract as of December 31, 2000 of 5.51%, contract values of $4,011,741 and $2,005,870;

          (x) A five-year floating-rate contract with Caisse des Depots, expiring February 3, 2003, effective crediting rate as of December 31, 2000 of 5.87%, contract value of $3,027,713; and

          (xi) An open-ended contract with UBS AG as the book value wrapper and PRIMCO Capital Management managing the underlying portfolio providing an effective crediting rate as of December 31, 2000 of 7.17% and a contact value of $50,993,406.

     (2) The assets of the Enterprise Common Stock Fund are invested in the Company's Common Stock.

     (3) The assets of the Large Company Stock Index Fund are invested in the capital stock of Vanguard Institutional Index Fund, a no-load mutual fund managed by The Vanguard Group, Inc. The prospectus for the Vanguard Institutional Index Fund indicates that such fund seeks to replicate the investment performance of the Standard and Poor's 500 Composite Stock Price Index.

     (4)  The assets of the  Diversified  Bond Fund are  invested  in a separate account managed by BlackRock Financial Management, Inc. The Diversified Bond Fund invests in a broadly diversified portfolio of bonds that include U.S. Treasury and agency securities, commercial and residential mortgage-backed securities, asset-backed securities, and corporate bonds.

     (5) The assets of the International Stock Fund are invested in the capital stock of the T. Rowe Price International Stock Fund, a no-load mutual fund managed by Rowe Price-Fleming International, Inc. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

     (6) The assets of the Mid Size Company Stock Fund are invested in the capital stock of the Putnam Vista Fund, a no-load mutual fund managed by Putnam Investment Management, Inc. The prospectus for the Putnam Vista Fund indicates that such fund invests in a diversified portfolio of common stocks which may include widely-traded common stocks of larger companies as well as common stocks of smaller, less well-known companies.

     (7) The assets of the Small Company Stock Fund are invested in a separate account managed by Miller Anderson & Sherrerd, LLP. The Small Company Stock Fund invests in a broadly diversified portfolio of U.S. small capitalization companies that are considered to be undervalued on a relative basis by the Fund Manager at the time of purchase. Small capitalization companies are those with equity capitalizations generally below $1.5 billion.

     (8) The assets of the Conservative Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment
          Funds: 40% Stable Value Fund, 20% Diversified Bond Fund, 20% Large Company Stock Index Fund, 10% International Stock Fund, and 10% Small Company Stock Fund. Every quarter the Trustee re-aligns this portfolio to match its conservative (risk and return) investment strategy of 60% in bonds and 40% in stocks.

     (9) The assets of the Moderate Pre-Mix Portfolio are invested in specific percentages within a mix of five existing Plan investment Funds: 25% Large Company Stock Index Fund, 20% Stable Value Fund, 20% International Stock Fund, 20% Diversified Bond Fund, and 15% Small Company Stock Fund. Every quarter the trustee re-aligns this portfolio to match its moderate (risk and return) investment strategy of 60% in stocks and 40% in bonds.

     (10) The assets of the Aggressive Pre-Mix Portfolio are invested in specific percentages within a mix of four existing Plan investment
          Funds: 30% Large Company Stock Index Fund, 25% International Stock Fund, 25% Small Company Stock Fund, and 20% Diversified Bond Fund.
          Every quarter the Trustee re-aligns this portfolio to match its aggressive (risk and return) investment strategy of 80% in stocks and 20% in bonds.

 B. ESOP Fund

 During 2000 and 1999, no contributions to or transfers into the ESOP Fund were permitted.

 C. Schwab PCRA Fund

 Beginning in 1999, an additional investment choice was offered, the Schwab PCRA Fund. This is a self-directed brokerage account in which Participants can select and manage a wide selection of investments including mutual funds, stocks and bonds. Deposits into the Schwab PCRA Fund must come from balances transferred from the other options in the Plan. Currently, up to 75% of a Participant's balance may be transferred to the Schwab PCRA Fund.

 D. Participants

                                                        Participants
                                                     As of December 31,
                                               ---------------------------------
                                                  2000                 1999
                                               ------------         ------------
     Total Active Plan Participants                  4,105                3,604


     Participants by Fund:
          Stable Value Fund                          2,318                2,337
          Enterprise Common Stock Fund               1,308                1,218
          Large Company Stock Index Fund             2,386                2,472
          Diversified Bond Fund                        483                  369
          International Stock Fund                   1,024                1,000
          Mid Size Company Stock Fund                1,759                1,458
          Conservative Pre-Mix Portfolio               401                  387
          Moderate Pre-Mix Portfolio                   873                  859
          Aggressive Pre-Mix Portfolio               1,179                1,143
          Small Company Stock Fund                     500                  118
          ESOP Fund                                    394                  423
          Schwab PCRA                                  367                  120



 4. INVESTMENTS OF THE PLAN AND SAVINGS PLAN IN THE MASTER TRUST

 The Plan's investments are included in the Master Trust which was established for the investment of assets of all of the Company's qualified retirement plans including the Plan and the Savings Plan. The following tables present the fair values of and the investment income recognized by the investments of the Plan and Savings Plan in the Master Trust as of and for the periods ending December 31, 2000 and 1999. As of December 31, 2000 and 1999, the Plan's interest in such assets of the Master Trust was approximately 62%. See Note 3 for investments in excess of 5% of Plan Net Assets.


                                                                                      December 31,
                                                                     -------------------------------------------------
                                                                             2000                        1999
                                                                     ---------------------       ---------------------
 Investments at fair value:
      Participant Loans                                                        $31,058,248                $ 28,151,855
      Cash and Cash Equivalents                                                 12,387,447                  71,740,378
      Common Stock of Enterprise                                               158,237,865                 115,952,779
      Mutual Funds                                                             557,693,509                 558,830,359
      Guaranteed Investment Contracts                                          354,239,114                 295,548,822
      Schwab PCRA Fund                                                          27,297,856                  11,840,257
                                                                     ---------------------       ---------------------
                                                                            $1,140,914,039             $ 1,082,064,450
                                                                     =====================       =====================



                                                                                       December 31,
                                                                     -------------------------------------------------
                                                                              2000                        1999
                                                                     ---------------------        --------------------
 Investment income recognized:
      Net (depreciation) appreciation in fair value
          of Mutual Funds (1)                                                 $(56,882,819)               $118,766,391
      Net appreciation (depreciation) in fair value
          of Enterprise Common Stock                                            46,520,206                 (15,922,101)
      Interest from Mutual Funds                                                 2,367,179                   1,253,314
      Interest from Enterprise Common Stock
          Funds                                                                    136,761                     333,839
      Interest from Guaranteed Investment Contracts                             19,761,800                  20,726,074
      Dividends from Enterprise Common Stock                                     6,487,715                   6,033,820
                                                                     ---------------------        --------------------
                                                                               $18,390,842                $131,191,337
                                                                     =====================       =====================

     (1)  Includes dividends earned from mutual funds.


 5. NON-PARTICIPANT DIRECTED INVESTMENTS

 Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:


                                                                                As of December 31,
                                                                     -----------------------------------------
                                                                            2000                  1999
                                                                     -------------------    ------------------
       Enterprise Common Stock Fund                                      $82,820,144             $61,179,705
                                                                     -------------------    ------------------

  Changes in Net Assets:
       Deposits and Contributions                                         $5,449,413              $4,982,546
       Dividends and Interest                                              3,866,845               3,563,907
       Net Appreciation (Depreciation) in Enterprise
          Common Stock                                                    24,087,278              (8,369,129)
       Benefits Paid to Participants                                      (4,358,568)             (2,446,768)
       Forfeitures                                                            (9,296)               (119,527)
       Administrative Expenses                                                (2,388)                   (933)
       Transfers from participant-directed investments                    (7,392,845)              2,536,651
                                                                     -------------------    ------------------
           Total Changes in Net Assets                                   $21,640,439                $146,747
                                                                     ===================    ==================

 6. FEDERAL INCOME TAXES

 The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt under Section 501(a) of the Code. The Plan received a favorable Internal Revenue Service determination letter dated April 8, 1998. The Plan has since been amended. However, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 7. COMPLIANCE WITH ERISA

 The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However, it is not subject to the funding requirements of Title I and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.

                                   SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                  Public Service Enterprise Group Incorporated
                  Employee Thrift and Tax-Deferred Savings Plan
                                 (Name of Plan)


                  By:          M. PETER MELLETT
                    -----------------------------------------

                                M. Peter Mellett
                              Chairman of Employee
                               Benefits Committee

 Date: June 29, 2001